SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-14616

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J & J Snack Foods Corp.
6000 Central Highway
Pennsauken, NJ 08109

Financial Statements and Report of Independent Registered Public Accounting Firm

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

December 31, 2006 and 2005

C O N T E N T S

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS	4

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	5

NOTES TO FINANCIAL STATEMENTS	6

SUPPLEMENTAL INFORMATION

LINE 4i - SCHEDULE OF ASSETS HELD (AT END OF YEAR)	12

LINE 4j - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS	13

Report of Independent Registered Public Accounting Firm

Trustees
J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

We have audited the accompanying statements of net assets available for plan benefits of the J & J Snack Foods Corp. 401(k) Profit-Sharing Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Reportable (5%) Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subject to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP
Philadelphia, Pennsylvania
June 8, 2007

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,

ASSETS	2006	2005

Investments
Participant directed	$48,814,799	$41,545,675
Participant loans	2,430,957	2,033,896

Total investments	51,245,756	43,579,571

Receivables
Employer contributions	155,438	150,630
Participant contributions	355,700	348,130

Total receivables	511,138	498,760

LIABILITIES	-	-

Net assets available for plan benefits	$51,756,894	$44,078,331

The accompanying notes are an integral part of these statements.

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year ended December 31, 2006

Additions
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$4,978,395
Interest and dividend income	1,503,468

Total investment income	6,481,863

Contributions
Employer	1,259,468
Participants	3,010,161

Total contributions	4,269,629

Total additions	10,751,492

Deductions
Deductions from net assets attributed to
Benefits paid to participants	(3,028,391)
Administrative expenses	(44,538)

Total deductions	(3,072,929)

NET INCREASE	7,678,563

Net assets available for plan benefits
Beginning of year	44,078,331

End of year	$51,756,894

The accompanying notes are an integral part of these statements.

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE A - DESCRIPTION OF THE PLAN

The following description of the plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1. General

The Plan is a defined contribution plan covering all employees of J & J Snack Foods Corp. (the Company) who have one year of service and are age 21 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2. Contributions

Each year, participants may make a pretax contribution deferring no less than 2% or more than 25% of total compensation, subject to Internal Revenue Service regulations. Participants who have attained the age 50 before the of the Plan year are eligible to make catch-up contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers fifteen investment options for participants , one of which is common stock of the plan sponsor, J&J Snack Foods Corp.

The Company may contribute:

•
A discretionary matching contribution equal to a percentage of the amount of the salary reduction elected for deferral by each participant (in 2006, 60% of employee’s salary reduction up to 5% of salary). This percentage will be determined each year by the Company.

•
On behalf of each non-highly compensated participant, a special discretionary contribution equal to a percentage of the participant’s compensation. This percentage will be determined each year by the Company.

•	A discretionary amount in addition to the special contribution, which will be determined each year by the Company.

3. Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and, (b) Plan earnings net of expenses, and (c) forfeitures of terminated participants’ nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participants have the ability to make daily transfers of all or a portion of employee and employer contributions to their account from one fund to another in multiples of 5% of the fund balance.

4. Vesting

Participants are 100% vested in their salary reduction contributions. Vesting in the remainder of their account is based on years of service. Participants are vested at a rate of 20% for each year of service from years two to six (fully vested after six years).

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2006 and 2005

NOTE A - DESCRIPTION OF THE PLAN - Continued

5. Payment of Benefits

On termination of service, benefits are payable in a lump sum form at the election of the participant.

6. Loans to Participants

The trustee may make loans from the Plan to participants in accordance with the Plan document. All loans to participants are considered investments of the trust fund and bear market rates of interest. Participants may borrow up to 50% of their vested balance up to $50,000. All loans are to be repaid within five years unless the loan is used to acquire a principal residence, in which case the term may be longer.

7. Forfeited Accounts

The total annual forfeiture for 2006 was $55,444. This amount will be allocated among the participants’ accounts in the same proportion that matching contributions allocated to such participants’ accounts for the year bear to the total matching contributions allocated to all participants’ accounts for the year.

8. Reclassifications

Certain reclassifications to the 2005 statements have been made to conform to the 2006 presentation.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Plan’s significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

2. Cash and Cash Equivalents

The Plan considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2006 and 2005

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

3. Fair Value of Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 107, Disclosures about Fair Value of Financial Instruments, requires entities to disclose the estimated fair value of their assets and liabilities considered to be financial instruments. Financial instruments consist entirely of investments for which fair value disclosures have been provided.

4. Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value except for loan receivables that are valued at outstanding principal balances, which approximates fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price.

The change in fair value of assets during the year is measured by the difference between the fair value at year-end and the fair value at the beginning of the year or costs of purchases during the year and is reflected in the statement of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments.

The purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

5. Payment of Benefits

Benefits are recorded when paid.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2006 and 2005

NOTE C - INVESTMENTS

The following table presents the fair value of investments as of December 31, items representing 5% or more of the Plan’s net assets are separately identified.

Investments	2006	2005
J&J SNACK FOODS CORP. COMMON STOCK	$7,286,849	$4,954,794
MFS CORE GROWTH A FUND	$3,076,792	$2,868,175
MFS CONSERVATIVE ALLOCATION A FUND	$2,454,934	$2,332,975
MFS MODERATE ALLOCATION A FUND	$4,380,906	$3,913,589
MFS GROWTH ALLOCATION A FUND	$4,622,878	$3,902,766
MFS AGGRESSIVE GROWTH ALLOCATION A FUND	$14,334,581	$12,622,520
DAVIS NY VENTURE A FUND	$3,376,659	$2,784,156
OPPENHEIMER GLOBAL N FUND	$2,695,989	$2,104,434
OTHER	$9,016,168	$8,096,162
	$51,245,756	$43,579,571

On November 21, 2005 the Company’s Board of Directors authorized a two-for-one stock split of the Company’s stock, distributable to shareholders on January 5, 2006.

During 2006, the Plan’s investments (including realized and unrealized gains and losses) appreciated in value by $4,978,395 as follows:

Mutual funds	$2,923,769
Common stock	$2,054,626

$4,978,395

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2006 and 2005

NOTE D - RELATED PARTY TRANSACTIONS

At December 31, 2006 and 2005, investments include 172,255 and 169,404 (84,702 prior to 2-for-1 stock split, effective January 5, 2006) shares of the Corporation's unitized stock fund valued at $ 7,286,849, and $4,954,794, respectively.

Certain Plan investments are shares of mutual funds managed by the trustee. Accordingly, these transactions qualify as party-in-interest transactions.

NOTE E - TRUST AGREEMENT

Effective August 31, 2004, the Company entered into a trust agreement with MFS Heritage Trust Company. Under the terms of this agreement, the Trustee will hold, invest and reinvest the Plan’s funds. The Company has no right, title or interest in or to the trust fund maintained under this agreement.

NOTE F - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE G - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 20, 2005, that the Plan and related trust are designed in accordance with Section 401(a) of the Internal Revenue Code (the rules) and are therefore exempt from federal income taxes under the provisions of Section 501(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

SUPPLEMENTAL INFORMATION

Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year)

Name of Plan:	J&J SNACK FOODS CORP 401(k) PROFIT SHARING PLAN
Three Digit Plan Number:	001
Employer Identification#	22-1935537
Plan Sponsor's Name:	J&J SNACK FOODS CORP

			Description of Investment	Current Value
(a) Identity of Issue		(b)	(c)	(e)
*	MFS MONEY MARKET		Registered Investment Company Mutual Fund	91,413
*	MFS TOTAL RETURN A		Registered Investment Company Mutual Fund	875,560
*	MFS GOVERNMENT SECURITIES A		Registered Investment Company Mutual Fund	1,667,610
*	MFS CORE GROWTH A		Registered Investment Company Mutual Fund	3,076,792
*	MFS STRATEGIC VALUE A		Registered Investment Company Mutual Fund	921,693
*
*	MFS NEW ENDEAVOR A		Registered Investment Company Mutual Fund	776,787
*	MFS CONSERVATIVE ALLOCATION A		Registered Investment Company Mutual Fund	2,454,934
*	MFS MODERATE ALLOCATION A		Registered Investment Company Mutual Fund	4,380,906
*	MFS GROWTH ALLOCATION A		Registered Investment Company Mutual Fund	4,622,878
*	MFS AGGRESSIVE GROWTH ALLOCATION A		Registered Investment Company Mutual Fund	14,334,581
	DAVIS NY VENTURE A		Registered Investment Company Mutual Fund	3,376,659
	AMERICAN FUNDS AMCAP R3		Registered Investment Company Mutual Fund	903,514
	OPPENHEIMER GLOBAL N		Registered Investment Company Mutual Fund	2,695,990
*	MFS FIXED FUND INSTITUTIONAL		Common Collective Trust	1,348,633
*	J & J STOCK FUND		Employer Securities	7,286,849
*	PARTICIPANT LOANS		Interest Rate 5.00% to 10.50%	2,430,957
			TOTAL	51,245,756

*Party-In-Interest

J& J Snack Foods Corp 401(k) Profit Sharing Plan

EIN 22-1935537
Plan No. 001

Line 4j - Schedule of Reportable (5%) Transactions
Year Ended December 31, 2006

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) cost of asset	(h) Current value of asset on transaction date	(i) Net gain

There were no category (i), (ii), (iii) or (iv) reportable transactions during 2006.

Consent of Independent Registered Public Accounting Firm

We have issued our report dated June 8, 2007, accompanying the financial statements and schedules of J&J Snack Foods Corp. 401(k) Profit-Sharing Plan on Form 11-K for the year ended December 31, 2006. We hereby consent to the incorporation by reference of said report in the Registration Statement of J & J Snack Foods Corp. on Forms S-8 (File No. 333-111292, effective December 18, 2003, File No. 333-94795, effective January 18, 2000, File No. 333-03833, effective May 16, 1996).

/s/Grant Thornton LLP
Philadelphia, Pennsylvania
June 8, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J & J Snack Foods Corp.
401(k) Profit Sharing Plan

Date: June 20, 2007	/s/ Dennis G. Moore

Dennis G. Moore
Plan Administrator